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Exhibit 99.1

This document is important and requires your immediate attention.

        If you have sold or otherwise transferred all of your shares in Velti plc (the "Company"), please send this document, together with the accompanying form of proxy, immediately to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for forwarding to the purchaser or transferee. However, these documents should not be sent or forwarded into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.

        If you have sold or transferred some only of your shares in the Company, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

Velti plc
(Incorporated in Jersey with registered number 103899)

Notice of 2013 Annual General Meeting

        A notice convening the 2013 annual general meeting of the Company, to be held at the offices of Mourant Ozannes located at 22 Grenville Street, St Helier, Jersey JE4 8PX Channel Islands, on 31 July 2013 at 2:00 pm local time in St. Helier, Jersey, Channel Islands, is set out in this document.

        A form of proxy for use at the meeting is enclosed with this document and should be completed, signed and returned in accordance with the instructions thereon as soon as possible but in any event so as to be received by the Company's registrars, Computershare Investor Services (Jersey) Limited, c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, United Kingdom by not later than 2:00 pm local time in St. Helier, Jersey, Channel Islands on 29 July 2013. The completion and return of a form of proxy will not preclude you from attending and voting in person at the annual general meeting should you wish to do so.

        If you hold beneficial interests in shares in the Company in the Depositary Trust Company (DTC) system, a separate instruction card will be sent to you so that you may give voting instructions to your broker or nominee in respect of the shares related to your beneficial interests.

 VELTI plc
(Incorporated in Jersey with registered number 103899)

Directors
David W Mann (non-executive chairman)
Alex Moukas (chief executive officer)
Mari Baker (chief operating officer)
Nicholas P Negroponte (non-executive director)
David C D Hobley (non-executive director)
Phokion Potamianos (non-executive director)	Registered office Lime Grove House Green Street St. Helier Jersey, JE1 2ST Channel Islands

June 24, 2013

Dear Shareholder:

        Our 2013 annual general meeting ("AGM") will be held at the offices of Mourant Ozannes located at 22 Grenville Street, St Helier, Jersey, JE4 8PX Channel Islands, on 31 July 2013 at 2:00 pm local time in St. Helier, Jersey, Channel Islands.

        The following resolutions will be proposed at the AGM:

Ordinary Resolutions:

  •
  To receive the Company's accounts for the year ended 31 December 2012 together with the auditors' report on those accounts;

  •
  To re-elect the following nominees as directors of the Company

  •
  David W Mann; and

  •
  David C D Hobley;

  •
  To re-appoint Baker Tilly Virchow Krause, LLP as auditors of the Company to hold office from the conclusion of the meeting until the conclusion of the annual general meeting of the Company to be held in 2014;

  •
  To authorize the Board to determine the compensation of the auditors;

Special Resolution:

  •
  To approve an increase to the authorized share capital of the Company from £5,000,000 divided into 100,000,000 ordinary shares of £0.05 each to £7,500,000 divided into 150,000,000 ordinary shares of £0.05 each by the creation of an additional 50,000,000 ordinary shares of £0.05 each ranking pari passu in all respects with the existing ordinary shares of £0.05 each.

        Please refer to the Notice of Annual General Meeting of Shareholders and Proxy Statement for further information on each of these proposals.

        Our 2012 annual report, the notice of the AGM and form of proxy are available at the website www.edocumentview.com/VELT. For those receiving paper copies of our annual meeting materials, our 2012 annual report is also enclosed along with this Notice of Annual General Meeting of Shareholders and Proxy Statement.

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        Information regarding proxy voting and logistical matters can be found in the section titled "Certain Proxy Logistical Matters" of this Notice of Annual Meeting of Shareholders and Proxy Statement.

        The Board considers that all of the resolutions to be put to the AGM are in the best interests of the Company and its shareholders as a whole. Your Board will be voting in favor of them and unanimously recommends that you do so as well.

Sincerely,

David W Mann
Chairman

2

Notice of Annual Meeting of Shareholders
July 31, 2013

To the shareholders:

        The 2013 annual general meeting of the Company ("AGM") will be held at the offices of Mourant Ozannes located at 22 Grenville Street, St Helier, Jersey, JE4 8PX, Channel Islands on 31 July 2013 at 2:00 pm local time in St. Helier, Jersey, Channel Islands, for the purposes of considering and passing the following by:

Ordinary Resolutions

  1.
  To receive the Company's accounts for the year ended 31 December 2012 together with the auditors' report on those accounts;

  2.
  To re-elect David W Mann as a director of the Company;

  3.
  To re-elect David C D Hobley as a director of the Company;

  4.
  To re-appoint Baker Tilly Virchow Krause, LLP as auditors of the Company to hold office from the conclusion of the meeting until the conclusion of the annual general meeting of the Company to be held in 2013;

  5.
  To authorize the Board to determine the compensation of the auditors;

Special Resolution

  6.
  To approve an increase to the authorized share capital of the Company from £5,000,000 divided into 100,000,000 ordinary shares of £0.05 each to £7,500,000 divided into 150,000,000 ordinary shares of £0.05 each by the creation of an additional 50,000,000 ordinary shares of £0.05 each ranking pari passu in all respects with the existing ordinary shares of £0.05 each.

        If you would like to vote on the resolutions to be considered at the AGM but are unable to attend the AGM, please fill in the form of proxy sent to you with this notice and return it to our registrars as soon as possible. They must receive it by 9:00 am Eastern Daylight Time on 29 July 2013. CREST members may also choose to utilize the CREST electronic proxy appointment service in accordance with the procedures set out in the notes to the notice convening the AGM.

        If you are a registered holder of our shares on our U.S. branch register (the "U.S. Register Shares") as at 9:00 am Eastern Daylight Time on 24 May, 2013 (the "U.S. Specified Time"), you will receive a U.S. proxy voting card. If you become a registered holder of U.S. Register Shares subsequent to the U.S. Specified Time but before 9:00 am Eastern Daylight Time on 29 July 2013, you may request a U.S. proxy voting card from us.

        For those who are a registered U.S. holder of U.S. Register Shares and have thus received a U.S. proxy card, all votes must be received in accordance with the instructions on the U.S. proxy voting card by no later than 9:00 am Eastern Daylight Time on 29 July 2013 (or 48 hours preceding the date and time for any adjourned meeting).

        If you hold beneficial interests in our shares held by Cede & Co., as nominee for the DTC (the "DTC Shares"), as at the U.S. Specified Time, you will receive a separate voting instruction card from your broker or nominee through whom you hold your beneficial interests in the DTC Shares. If you did not hold beneficial interests in the DTC Shares as at the U.S. Specified Time, you will not be entitled to give voting instructions in respect of your beneficial interests. For those who hold beneficial interests in the DTC Shares, you must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions, otherwise your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions

3

according to your completed voting instruction card, and Cede & Co., the registered holder of the DTC Shares, or its appointed proxy, will vote the DTC Shares according to such voting instructions. Your voting instructions must be received by your broker or nominee in accordance with your voting instruction card by no later than 9:00 am Eastern Daylight Time on 29 July 2013.

By order of the Board of Directors,

Sally J. Rau
Secretary

Please note, shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the AGM. A shareholder may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. The form of proxy, which must be used to make such appointment and give proxy instructions, accompanies this notice. To be valid the form of proxy must be received by post or (during normal business hours only) by hand by our registrars, Computershare Investor Services (Jersey) Limited, c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, United Kingdom, by no later than 9:00 am Eastern Daylight Time on 29 July 2013 (or 48 hours preceding the date and time for any adjourned meeting). Further information in relation to proxy voting and logistical matters can be found in the section titled "Certain Proxy Logistical Matters" of this Notice of Annual Meeting of Shareholders and Proxy Statement.

4

i

Proposal One:
Reports and Accounts

        The directors are required to present to the AGM the Company's accounts for the year ended 31 December 2012 together with the auditors' report on those accounts. This resolution is advisory only.

Proposals Two and Three:
Re-election of Directors

        The proposals relating to the two directors standing for re-election at our AGM are listed as two separate proposals below. Our Articles of Association require:

  •
  each director appointed to the Board of Directors (the "Board") since the previous annual general meeting (a "New Director") to retire, with such director eligible for election at the next annual general meeting;

  •
  each director elected or last re-elected at or before an annual general meeting held in the third calendar year before the AGM to retire;

  •
  one third of the directors (excluding for the purposes of this calculation, any New Director standing for election at the AGM) to retire by rotation at each annual general meeting of the Company.

        David W Mann and David C D Hobley are each due to retire effective at the AGM. The Board has nominated each of David W Mann and David C D Hobley for re-election at the AGM. Christos Kaskavelis resigned as a director effective March 28, 2013. Pursuant to the terms of our Articles of Association, following Mr. Kaskavelis' resignation, the Board of Directors has fixed the authorized number of directors at six, eliminating any vacancy created by the resignation.

Proposal 2: To re-elect David W Mann to the Board.

        David W. Mann has been chairman of our Board since 2006. From 1969 to 1994, Mr. Mann was employed by Logica plc, where he became group chief executive and then deputy chairman. Since 1994, Mr. Mann has served on the Boards of several companies, including being a director of AVEVA Group Plc, an engineering technology provider listed on the London Stock Exchange from 1999 to July 2010. He is currently a director of Charteris plc, a technology consulting company quoted on AIM. Mr. Mann holds a degree in Mathematics and Theoretical Physics from Jesus College, Cambridge University, and is a past president of the British Computer Society.

Proposal 3: To re-elect David C D Hobley to the Board.

        David C. D. Hobley has been a member of our Board since 2006. Mr. Hobley served for more than 35 years in investment banking firms, having previously been with Deloitte and Touche LLP and Coopers and Lybrand (now PricewaterhouseCoopers). He was first with SG Warburg & Co. in London from 1972 to 1997, and was with Deutsche Bank AG in London from 1998 to 2011. He was an independent director and chairman of the audit committee of Orange S.A., a subsidiary of France Telecom from 2003 to 2007 and served on the Boards of several France Telecom/Orange-related companies from 2003 to early 2013. He currently serves as the non-executive chairman of Incadea plc, a publicly traded company providing enterprise software solutions to the global automotive market, a director for Sonaecom S.A. a publicly traded Portuguese telecommunications company and several privately held companies. Mr. Hobley is a Fellow of the Institute of Chartered Accountants in England and Wales.

 Recommendation of the Board of Directors

The Board unanimously recommends a vote "For" the nominees named in Proposals 2 and 3 above.

Directors, Executive Officers and Corporate Governance

Directors

        Listed below are our four directors not standing for re-election.

        The Board comprises a diverse group of leaders in their respective fields. The biographies below describe the skills, qualities, attributes and experiences of each of the directors that first led the Board to determine that it was appropriate to nominate these directors.

        Alex Moukas is one of our co-founders and has been our chief executive officer and a director since its inception in 2000. He previously co-founded, and served from 1998 to 2000 as the chief scientist of, Frictionless Commerce, Inc., a privately held, strategic sourcing software provider in Cambridge, Massachusetts, which was later acquired by SAP AG. He serves as a director on the Global Board of the Mobile Marketing Association, a global non-profit trade association of the mobile marketing industry. Mr. Moukas holds a B.S. in Business Administration and Computer Systems from the American College of Greece, an M.S. in Artificial Intelligence from the University of Edinburgh and an M.S. from the Massachusetts Institute of Technology.

        Mari Baker has been a member of our Board since August 2011. Ms. Baker was appointed interim chief operating officer in April 2013 and assumed the chief operating officer role in a permanent capacity in May 2013. Previously, Ms. Baker served as CEO of PlayFirst, Inc. a leading game publisher, from March 2009 until December, 2011. Prior to that, she served as CEO of Navigenics, Inc. from 2007 to 2009, an executive-in-residence at the venture capital firm Kleiner Perkins Caufield & Byers, in 2006, and president of BabyCenter, LLC, a Johnson & Johnson company from 1999 to 2006. Prior to her tenure with BabyCenter and Johnson & Johnson, she was a Senior Vice President at Intuit, Inc., which she joined in 1989. Ms. Baker also held executive positions at Now Software, Migent Software, and E.F. Hutton. Ms. Baker received her B.A. from Stanford University, and served on the Board of trustees of Stanford University from 1996 to 2003. Ms. Baker currently serves on the Board of directors of John Wiley & Sons.

        Nicholas P. Negroponte has been a member of our Board since 2006. He is the co-founder of the Massachusetts Institute of Technology Media Laboratory and has been a member of its faculty since 1966. Professor Negroponte is on the Board of several privately held companies and is a published author and founder of WiReD magazine. He also founded in 2005 and continues to serve as chairman of One Laptop per Child, a non-profit association. Professor Negroponte holds a B.S. and an M.S. in Architecture from the Massachusetts Institute of Technology.

        Phokion Potamianos has been a member of our Board since August 2011. Mr. Potamianos was a Partner at Francisco Partners from 2005 until January 2010. Prior to that Mr. Potamianos served as Head of the UBS global semiconductor investment banking group from 2004 to 2005. Earlier in his career, from 1997 to 2000 he served as an Institutional Investor Ranked Research Analyst of Donaldson, Lufkin & Jenrette. Mr. Potamianos is a former Director of Numonyx Corp and was a Director at MagnaChip Semiconductor from 2005 to 2008. Mr. Potamianos received his Masters of Science from the London School of Economics.

        Mr. Chris Kaskavelis resigned from our Board and ceased employment as our chief operating officer as of March 28, 2013. In conjunction with Mr. Kaskavelis' departure as our chief operating officer, Ms. Baker was appointed by the Board as interim chief operating officer and joined in a permanent capacity as chief operating officer in May 2013.

 Role of the Board; Corporate Governance Matters

        The Board oversees our CEO and other senior management in the competent and ethical operation of the Company and assures that the long-term interests of the shareholders are being served.

        Although the Board as a whole has responsibility for risk oversight, we have established a Risk Committee, operating as part of the Audit Committee, with responsibility for assessing the risks to our business. The Risk Committee has identified the following areas of focus: (i) competition and changing markets, (ii) technical innovation and product, (iii) legal and regulatory, (iv) knowledge retention, (v) insurance, (vi) catastrophic loss and business interruption, (vii) billing and revenue assurance, (viii) human resources, (ix) financial resources, (x) physical resources, (xi) reputation, (xii) confidentiality, (xiii) external and investor relations, (xiv) data protection and consumer privacy,(xv) fraud and bribery and (xvi) international and political instability. The Risk Committee relies on executive management to create plans to minimize these risks commensurate with their impact and probability of occurrence. The Risk Committee receives regular reports from executive management and reports regularly to the Board.

        The Board has determined that each of Messrs. Mann, Hobley, Negroponte and Potamianos, our non-executive directors, has no relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is an "independent director" as defined by the applicable rules of The NASDAQ Stock Market, Inc. Mr. Moukas and Ms. Baker, as executive officers of Velti, are not independent for purposes of the applicable NASDAQ rules.

Committees of the Board of Directors

        The Board has a separately designated standing Audit Committee, Remuneration Committee and Nominating and Corporate Governance Committee. Each committee has a written charter that has been approved by the Board.

        The following table sets forth the composition of each committee:

Name	Audit Committee	Remuneration Committee	Nominating and Corporate Governance Committee
David W. Mann	Member	Chair	Member
Phokion Potamianos	Member		Member
David C. D. Hobley	Chair	Member
Nicholas P. Negroponte		Member*	Chair
Mari Baker		Member*

*
On May 7, 2013, Ms. Baker resigned as a member of the Remuneration Committee and Mr. Negroponte was appointed by the Board as a member of the Remuneration Committee.

Audit Committee

        Our Audit Committee consists of Messrs. Hobley, Potamianos and Mann. The Board has determined that each member of the Audit Committee satisfies the independence requirements of The NASDAQ Stock Market and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and meets the requirements for financial literacy under the requirements of The NASDAQ Stock Market and SEC rules and regulations. Mr. Hobley serves as the chairman of the

Audit Committee, and the Board has determined that he qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations established by the SEC.

        Under the terms of the charter of our Audit Committee, its purpose is to provide an independent review of the effectiveness of the financial reporting process, internal control and risk management systems and whistleblowing procedures and oversee the audit process. The Audit Committee's primary duties and responsibilities are:

  •
  monitoring the reliability and integrity of our accounting policies and financial reporting and disclosure practices;

  •
  reviewing the effectiveness of our internal controls and risk management systems;

  •
  reviewing our whistleblowing procedures;

  •
  reviewing, assessing and monitoring the effectiveness of our internal and external audit function; and

  •
  ensuring compliance by us with all applicable laws, regulations and corporate policies.

        Under the terms of the Audit Committee charter, the Audit Committee shall make recommendations to the Board to submit to our shareholders for approval of our independent registered public accounting firm at the annual general meeting. The Audit Committee has the authority and direct responsibility to oversee the selection process, compensation, retention and oversight of the work of our independent registered public accounting firm. Commencing with our first report on internal control over financial reporting, the Audit Committee will also be responsible for discussing the effectiveness of our internal control over financial reporting with management and our independent registered public accounting firm.

        The Audit Committee held ten (10) meetings during 2012.

Remuneration Committee

        Our Remuneration Committee, which would commonly be referred to in the U.S. as the compensation committee, consists of Mr. Mann, Mr. Hobley and Mr. Negroponte. Ms. Baker, who was appointed our permanent chief operating officer in May 2013, resigned as a member of the Remuneration Committee on May 7, 2013 and Mr. Negroponte joined the Committee in her stead as of such date. The Board of directors has determined that each of the current committee members qualifies as a non-employee director as defined pursuant to Rule 16b-3 promulgated under the Exchange Act.

        Under the terms of the Remuneration Committee's charter, its primary duties and responsibilities are to:

  •
  assist the Board in discharging its responsibilities with respect to compensation of our chief executive officer, secretary and other executive officers;

  •
  determine terms of and approve performance objectives under any performance related plans and the annual payments made under such plans;

  •
  review and approve our equity incentive plans and any other plans and programs designed and intended to provide compensation for our officers; and

  •
  determine the policy for, and scope of, pension arrangements for executive directors and senior executives.

        In particular, the Remuneration Committee is responsible for, in consultation with the chairman and/or chief executive officer, determining the compensation of each director and other senior executives, including salary, bonus, incentive payments or other share awards.

        The Remuneration Committee held four (4) meetings during 2012.

Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee consists of Messrs. Negroponte, Potamianos and Mann. The Board has determined that each of the committee members satisfies the independence requirements of Rule 5605 of The NASDAQ Stock Market Marketplace Rules. The Nominating and Corporate Governance Committee is expected to assist our Board in identifying individuals qualified to become our directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee will be responsible for, among other things:

  •
  identifying and recommending to the Board nominees for election or re-election, or for appointment to fill any vacancy;

  •
  reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, skills, experience and availability of service to us;

  •
  identifying and recommending to the Board the names of directors to serve as members of the Audit Committee and the Remuneration Committee, as well as the Corporate Governance and Nominating Committee itself;

  •
  advising the Board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any corrective action to be taken; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

        The Nominating and Corporate Governance Committee held one (1) meeting during 2012.

        Our Nominating and Corporate Governance Committee will evaluate and recommend candidates for membership on the Board consistent with criteria established by our Board in our policy with regard to the selection of director nominees. The Nominating and Corporate Governance Committee recommends director nominees who are ultimately approved by the full Board.

        Our Nominating and Corporate Governance Committee will consider properly submitted recommendations for candidates to the Board from shareholders. In evaluating such recommendations, the Nominating and Corporate Governance Committee will seek to achieve a balance of experience, knowledge, integrity, and capability on the Board. Any shareholder recommendations for consideration by the Nominating and Corporate Governance Committee should include the candidate's name, biographical information, information regarding any relationships between the candidate and us within the last three years, a description of our shares beneficially owned by the candidate, a description of all arrangements between the candidate and the recommending shareholder and any other person pursuant to which the candidate is being recommended, a written indication of the candidate's willingness to serve on the Board, any other information required to be provided under securities laws and regulations, and a written indication to provide such other information as the Nominating and Corporate Governance Committee may reasonably request. There are no differences in the manner in which the Nominating and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a shareholder or otherwise. Shareholder recommendations to the Board should be sent to:

Velti plc
Attn: Corporate Secretary
Lime Grove House
Green Street
St. Helier, Jersey
JE1 2ST
Channel Islands

        Our Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating nominees for directors. The Nominating and Corporate Governance Committee regularly assesses the appropriate size and composition of the Board, the needs of the Board and the respective committees of the Board and the qualifications of candidates in light of these needs. Candidates may come to the attention of the Nominating and Corporate Governance Committee through shareholders, management, current members of the Board or search firms. The evaluation of these candidates may be based solely upon information provided to the Nominating and Corporate Governance Committee or may also include discussions with persons familiar with the candidate, an interview of the candidate or other actions the Nominating and Corporate Governance Committee deems appropriate. The Nominating and Corporate Governance Committee may, at our expense, retain search firms, consultants and other advisors to identify, screen and/or evaluate candidates.

        Due to the global and complex nature of our business, our Board believes it is important to consider diversity of race, ethnicity, gender, age, education, cultural background, and professional experiences in evaluating Board candidates, although our policy does not prescribe specific standards for diversity. Our Board is currently composed of a diverse group of leaders, with representative executive, financial, operational, international business or industry experience. Further, certain of our directors have experience developing technology or managing technology companies, which provides insight into strategic and operational issues faced by us.

Code of Business Conduct and Ethics

        We have adopted a written code of business conduct and ethics, which outlines the principles of legal and ethical business conduct under which we do business. The code is applicable to all of our directors, officers and employees. A copy of our code of business conduct and ethics is available on our corporate website at www.velti.com. We do not incorporate the information on our website into this Proxy Statement and shareholders should not consider any such information that can be accessed through our website as part of this Proxy Statement. Any substantive amendment or waiver of the code relating to executive officers or directors will be made only after approval by a committee consisting of a majority of our independent directors.

Communications with the Board

        Any matter intended for the Board, or for any individual member or members of the Board, should be directed to our the Company Secretary at Lime Grove House, Green Street, St. Helier, Jersey, JE1 2ST, Channel Islands, Attn: Company Secretary, with a request to forward the communication to the intended recipient or recipients. In general, any shareholder communication delivered to our Company Secretary for forwarding to the Board or specified Board member or members will be forwarded in accordance with the shareholder's instructions. However, the Company Secretary reserves the right not to forward to Board members any abusive, threatening or otherwise inappropriate materials. Information regarding the submission of comments or complaints relating to our accounting, internal audit controls or auditing matters can be found on our website at www.velti.com.

Compensation Committee Interlocks and Insider Participation

        None of the current members of the Remuneration Committee has been an officer or employee of the Company. Ms. Baker, who served as a member of the Remuneration Committee until May 7, 2013, was appointed interim chief operating officer in April 2013, and assumed the chief operating officer role in a permanent capacity in May 2013. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on the Board or the Remuneration Committee.

Executive Officers

        The following sets forth certain information regarding executive officers of the Company. Biographical information pertaining to Mr. Moukas and Ms. Baker, who each serve as a director and an executive officer of the Company, may be found in the section entitled "Directors."

Name	Age	Position
Alex Moukas	41	Chief Executive Officer and Director
Mari Baker	48	Chief Operating Officer and Director
Jeffrey G. Ross	48	Chief Financial Officer
Sally J. Rau	54	Chief Administrative Officer, General Counsel and Corporate Secretary
Menelaos Scouloudis	39	Chief Commercial Officer

        Jeffrey G. Ross has been our chief financial officer since January 2013. He served as the Senior Vice President and Chief Financial Officer of Sybase, Inc. (Sybase) from November 2007 until May 2012. From August 2004 to November 2007 he served as Corporate Controller of Sybase. Mr. Ross held various other positions at Sybase from 1997 to August 2004. Before joining Sybase, Mr. Ross held several positions with PriceWaterhouse, including senior manager in international tax. Mr. Ross holds a B.S. in Business Administration from the University of California, Berkeley.

        Sally J. Rau has been our chief administrative officer and general counsel since August 2010. From 1998 until 2010, Ms. Rau was a partner with DLA Piper LLP (US), a global law firm. From 1990 to 1996, Ms. Rau served as General Counsel of Cronos Containers Ltd., a container leasing company, where she was based in London. Ms. Rau holds a J.D. from the University of Oregon and an A.B. in History from the University of California, Berkeley.

        Menelaos Scouloudis has been our chief commercial officer since 2002 and was a member of our Board of directors until May 2010. From 1999 to 2002, Mr. Scouloudis served as an engagement manager with McKinsey & Company, a privately held global consulting firm. Mr. Scouloudis holds a Diploma in Chemical Engineering from the National Technical University of Athens, a M.S. in Chemical Engineering from the Massachusetts Institute of Technology and a M.B.A. from the Harvard Business School.

Director Compensation

        Our director compensation program is designed to enable us to attract and retain highly qualified directors who bring deep industry knowledge and global perspective. We target director compensation at the median of compensation paid by peer companies competing for similar director talent. Non-employee director compensation is determined by the non-interested members of the Board, based upon the philosophy that annual compensation for non-employee directors should consist of both a cash component, designed to compensate members for their service on the Board of directors and its committees, and an equity component, designed to align the interests of directors and shareholders and, by vesting over time, to create an incentive for continued service on the Board. The non-interested members of the Board review the compensation programs for non-employee directors on an annual basis.

        We did not make any changes to our standard compensation arrangements and practices for non-employee directors in 2012. Our employee directors, Alex Moukas and Chris Kaskavelis, did not receive any compensation for their services as members of our Board of directors in 2012.

        Our standard annual compensation arrangement for non-employee directors during 2012 was payable one-third in cash, and two-thirds in share awards. During fiscal 2012, our non-employee directors were eligible to receive the annual compensation set forth below, allocated between cash and shares as described above:

Member of the Board of Directors	$180,000
Non-executive Chairman of the Company	$210,000
Chair of the Audit Committee	$195,000
Chair of the Remuneration Committee	$180,000
Chair of the Corporate Governance and Nominating Committee	$180,000

        We calculate the number of deferred share awards comprising the equity portion of annual compensation in accordance with the Black Scholes value of the target dollar amount on the grant date, based upon the closing price of our ordinary shares on the grant date. Deferred shares vest over one year in equal monthly installments on the last day of the month during the year of grant, subject to continued service on the Board of directors on the applicable vesting date. All deferred shares are granted under and subject to the terms and conditions of our Velti Incentive Share Plan and its related grant agreements.

        We reimburse our directors for reasonable expenses in connection with attendance at Board of directors and committee meetings.

        The following table summarizes compensation paid to non-employee directors during the year ended December 31, 2012.

 DIRECTOR COMPENSATION FOR FISCAL YEAR 2012

Name	Fees Earned or Paid in Cash ($)(1)	Share Awards ($)(2)(3)	Total ($)
David Mann	70,000	140,002	210,002
David Hobley	66,457	130,004	196,461
Nicholas Negroponte	60,000	119,996	179,996
Jerry Goldstein(4)	836	59,998	60,834
Phokion Potamianos	60,000	119,996	179,996
Mari Baker	60,388	119,996	180,384

(1)
Mr. Mann, Mr. Hobley, Mr. Negroponte, Mr. Potamianos and Ms. Baker were each paid $17,500, $16,250, $15,000, $15,000 and $15,000 respectively in 2012 for services performed in 2012.

(2)
Amounts reflect the aggregate grant date fair value of share awards computed in accordance with FASB ASC Topic 718 and are not necessarily an indication of any gains earned on previously granted equity awards. The grant date fair value of each deferred share award granted to our non-employee directors was $10.48.

(3)
At December 31, 2012, all deferred shares previously awarded to each of our non-employee directors was fully vested. The number of deferred shares awarded to each non-employee director was as follows:

David Mann	13,359
David Hobley	12,405
Nicholas Negroponte	11,450
Jerry Goldstein	5,725
Phokion Potamianos	11,450
Mari Baker	11,450
(4)
Mr. Goldstein retired from our Board of directors effective January 23, 2012. Mr. Goldstein was awarded deferred shares for his continuing role as an advisor following his retirement as a director.

Proposal Four:
Reappointment of Auditor

Reappointment of Auditor

        Baker Tilly Virchow Krause, LLP has served as our independent registered public accounting firm since the fiscal year ending December 31, 2009 and has been proposed by the Audit Committee to continue as our independent registered public accounting firm to perform the audit for our fiscal year ending December 31, 2013. Pursuant to the Companies (Jersey) Law 1991, we are required to appoint an auditor by resolution passed at an annual general meeting to hold office until the conclusion of the next annual general meeting.

        The Board therefore proposes the re-appointment of Baker Tilly Virchow Krause, LLP as auditors of the Company until the conclusion of our next annual general meeting.

Recommendation of the Board

        The Board unanimously recommends a vote in favor Baker Tilly Virchow Krause, LLP as the auditors of the Company until the conclusion of our next general meeting.

 Proposal Five:
Remuneration of Auditor

Remuneration of Auditor

        This resolution authorizes the Board to determine the compensation of the auditors.

        We have engaged Baker Tilly Virchow Krause, LLP, as our independent registered public accounting firm. The following table shows the aggregated fees billed by our principal accountant during the years ended December 31, 2012 and 2011:

	December 31,
	2012	2011
Audit Fees(1)	$1,176,000	$1,123,300
Audit Related Fees(2)	12,100	79,000
Tax Fees(3)	94,100	145,200
All Other Fees	—	—

Total	$1,282,200	$1,347,500

(1)
Audit fees consist of fees billed for professional services rendered during the fiscal year.

(2)
Audit related fees consisted of additional assurance services performed and consents issued related to the filing of our registration statement on Form F-1 originally filed with the SEC on May 13, 2010 and our follow-on offering completed in June 2011.

(3)
Tax Fees consist of tax compliance and tax advice related to certain foreign subsidiaries.

        Our Audit Committee approved the engagement of Baker Tilly Virchow Krause, LLP based on pre-approval policies and procedures which did not delegate either the Audit Committee or Board's responsibilities to management. The policies and procedures include approval of a fee estimate, discussion of our key accounting policies, review of the auditor's professional qualifications and agreement on application of U.S. GAAP.

Recommendation of the Board

        The Board unanimously recommends a vote in favor of the Board's authority to determine the compensation of the auditors.

 Proposal Six:
Increase in Authorized Shares

Background

        Under Jersey law, a company's capacity to issue new shares is limited by the amount of its authorized but unissued share capital. Under the current Memorandum of Association of the Company (the "Memorandum"), our existing authorized share capital is £5,000,000 divided into 100,000,000 shares with a par value of £0.05 each. As of June 1, 2013, however, 90,701,360 ordinary shares were issued and outstanding and 7,287,634 ordinary shares were reserved for issuance under our share incentive plans. This leaves us 2,011,006 ordinary shares available for issuance. In order for us to ensure we will have a sufficient number of ordinary shares available for future issuance, our Board believes that it is in the best interest of our shareholders to approve an amendment to our Memorandum to increase the authorized share capital of the Company to £7,500,000 divided into 150,000,000 shares with a par value of £0.05 each. Our Articles of Association allow us by special resolution to amend the Memorandum to increase our share capital. A special resolution requires the affirmative vote of two thirds of votes cast at the AGM, whether in person or by proxy.

Recent Issuances

        The Company recently has made several strategic acquisitions where part of the consideration was payable in equity, including Mobclix, Inc. in 2010, Mobile Interactive Group Limited, or MIG, in November 2011 and the remaining equity interests of Ydon Holdings, Ltd, or CASEE in 2012. As part of the aggregate consideration paid for the acquisition of Mobclix, as part of the 2010 closing and the subsequent 2012 payment of the contingent consideration due, we issued 1,540,061 ordinary shares to the former shareholders of Mobclix. As part of the aggregate consideration paid for the acquisition of MIG, at the 2011 closing and the payment of the 2012 deferred consideration, we issued an aggregate of 621,426 ordinary shares to the former shareholders of MIG, and as part of the 2013 payment of the remaining consideration due to the former shareholders of MIG, in May 2013 we issued a further 5,670,311 ordinary shares. Additionally, in connection with the acquisition of CASEE, we expect to pay up to $3.9 million during 2014 in satisfaction of all remaining obligations under our purchase agreement with the former shareholders of CASEE, of which up to $2.4 million may be paid in equity. All of the consideration paid in connection with our acquisition of Air2Web, Inc. in October 2011 was paid in cash.

        On April 24, 2013, we closed a private placement transaction under which we entered into a Securities Purchase Agreement with certain institutional accredited investors (the "PIPE"). In the PIPE, we issued to the investors an aggregate of 16,529,412 ordinary shares at a price of $1.50 per share resulting in gross proceeds of $24.8 million.

        Our directors, officers and employees also participate in our equity compensation plans, the terms of which are described further below. We grant share awards under our equity compensation plans as an element of our overall compensation strategy to attract new talent and to incentivize and compensate directors, officers and employees for their service to the Company. In 2012 and in 2013, all of our bonuses payable to employees have been paid in equity. Until 2013, our three founders, Mr. Moukas, Mr. Kaskavelis and Mr. Scouloudis, were paid entirely in ordinary shares of Velti; beginning in 2013 we have amended our compensation practices to pay Mr. Moukas and Mr. Scouloudis compensation comprising a cash base salary, participation under our bonus program and long term incentive compensation comprised of equity awards, consistent with the compensation of our other executive officers and senior employees. We have historically paid, and expect to continue to pay, bonuses by awarding immediately vesting ordinary shares of Velti, in order to conserve our cash for operating purposes.

Purpose

        The principal purpose of the proposed increase is to ensure that we continue to have enough ordinary shares available to meet our current and future corporate purposes. Currently we do not have sufficient available shares to enable us to continue to award shares to our employees to provide long term incentives and to align the interests of employees with those of our shareholders. Without an increase in our authorized shares, we will be severely limited in our ability to enable employees to participate in our share incentive programs, putting us at a significant disadvantage to our competitors, particularly those in the technology industry where it is expected that employees will be awarded shares that vest over some period of time to enable them to participate in the growth of the company and align their interests with those of the shareholders. We would likely be severely limited in our ability to hire key talent necessary for our growth, and to retain the key employees that we have currently, significantly hampering our ability to reach our targets. With only 2,011,006 shares remaining available, we will have to suspend these programs if an increase in our authorized shares is not approved by shareholders.

        In addition, although we do not have any current plans to raise additional equity or to acquire any other businesses or technology, in the event the Board determines that it is necessary or appropriate to raise additional capital through the sale of equity securities, to acquire another company or its assets, to establish strategic relationships with corporate partners, or for other corporate purposes, we have no shares available for these activities.

        Other than as described under "Recent Issuances," we have no current commitments or plans to issue additional ordinary shares of the Company. Therefore, the approval of this proposal has no immediate dilutive effect on the existing shareholdings of our current shareholders. The increase in the authorized share capital, however, will provide us with needed flexibility to continue to meet our corporate purposes and to execute on key corporate strategy.

Recommendation of the Board

        The Board unanimously recommends a vote in favor of the amendment of the Memorandum to increase the authorized share capital of the Company from £5,000,000 divided into 100,000,000 shares with a par value of £0.05 to £7,500,000 divided into 150,000,000 shares with a par value of £0.05 each.

 Security Ownership of Certain Beneficial Owners and Management

Major Shareholders

        The following table sets forth as of March 28, 2013 certain information regarding the beneficial ownership of our ordinary shares by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Alex Moukas(3)	3,983,918	6.0
Christos Kaskavelis(4)	4,249,626	6.4
FMR LLC(5)	5,474,024	8.3
82 Devonshire Street
Boston, MA 02109
Discovery Equity Partners, L.P.(6)	3,463,292	5.2
191 North Wacker Drive
Suite 1685
Chicago, IL 60606
Columbia Wanger Asset Management LLC(7)	3,295,000	5.0
227 Monroe Street
Chicago, IL 60606

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 66,122,634 ordinary shares issued and outstanding as of March 28, 2013.

(3)
Includes 362,206 shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013 granted under our Share Incentive Plan, and 68,313 deferred shares subject to vesting within 60 days of March 28, 2013.

(4)
Includes 272,434 shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013 granted under our Share Incentive Plan, and 48,990 deferred shares subject to vesting within 60 days of March 28, 2013.

(5)
Based on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2013. Includes 5,381,044 ordinary shares beneficially owned by Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR LLC (FMR), in its capacity as an investment adviser; 92,980 ordinary shares held by Pyramis Global Advisors Trust Company (PGATC), an indirect wholly-owned subsidiary of FMR, in its capacity as an investment advisor. Edward C. Johnson 3d, Chairman of FMR, and FMR, through its control of Fidelity and the funds each has sole power to dispose of the 5,381,044 shares owned by the Funds. Edward C. Johnson 3d and FMR, through its control of PGATC, each has sole dispositive power over 92,980 shares and sole power to vote or to direct the voting of 92,980 of the shares owned by the institutional accounts managed by PGATC. Members of the family of Edward C. Johnson 3d are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Neither FMR nor Edward C. Johnson 3d, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees.

(6)
Based on Schedule 13D filed with the Securities and Exchange Commission on February 15, 2013. This Schedule 13D was filed jointly by Discovery Equity Partners, L.P. (Discovery Equity Partners); Discovery Group I, LLC (Discovery Group); David J. Donoghue; and Michael R. Murphy. Includes 3,463,292 shares over which Discovery Equity Partners; Discovery Group; and Messrs. Donoghue and Murphy has shared voting and dispositive power. Discovery Group is the sole general partner of Discovery Equity Partners. Messrs. Donoghue and Murphy are the sole managing members of Discovery Group. As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all the shares owned by Discovery Equity Partners.

(7)
Based on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2013. Includes 3,295,000 shares over which it has sole voting and dispositive power.

Significant Changes in the Ownership of Major Shareholders

        On January 28, 2011, we issued 12.5 million additional shares in our initial public offering in the United States and our listing on the NASDAQ Global Select Market, for net proceeds of $134.1 million, resulting in a significant change in the percentage of our outstanding shares owned by major shareholders. We issued a further 9,474,275 ordinary shares on June 14, 2011 in a follow on offering in the United States, for net proceeds of $136.8 million.

        On April 24, 2013, pursuant to the PIPE, we sold and issued 16,529,412 ordinary shares at a price of $1.50 per share to certain institutional accredited investors for aggregate gross proceeds of $24.8 million.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights from any other of our shareholders.

Record Holders

        Based on a review of the information provided to us by our U.S. transfer agent, as of March 28, 2013, there were approximately 284 record holders, of which 48 record holders holding approximately 99.0% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 97.9% of our outstanding ordinary shares as of such date).

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information as of March 28, 2013 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Alex Moukas(3)(4)	3,983,918	6.0
Wilson W. Cheung(5)	216,778	*
Jeffrey G. Ross	15,000	*
Chris Kaskavelis(6)	4,249,626	6.4
Sally J. Rau(7)	185,771	*
Menelaos Scouloudis(8)	884,862	*
David Mann(9)	155,192	*
David Hobley	144,819	*
Nicholas Negroponte	785,449	*
Phokion Potamianos(10)	247,550	*
Mari Baker	16,489	*

*
—Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 66,122,634 ordinary shares issued and outstanding as of March 28, 2013.

(3)
Under a decision of the Athens Court of Appeals passed on March 26, 2009 (decision 1593/2009) (the "Decision") Alex Moukas, Chris Kaskavelis and Menelaos Scouloudis have been ordered to deliver certain of our ordinary shares in which they are interested to two individuals (the "Claimants") in connection with a dispute between those directors and the Claimants related to the acquisition by those directors of certain shares in Velti S.A. from the Claimants in 2006. The disputed shares are to be delivered as follows: (i) 131,503 shares to be delivered by Mr. Moukas, (ii) 131,503 shares to be delivered by Mr. Kaskavelis, and (iii) 51,502 shares to be delivered by Mr. Scouloudis. These directors have lodged an appeal against the Decision under protocol number 1039/02 Oct 2009. In the event that the appeal is rejected and the claim is not otherwise settled, it is possible that these directors may be obliged to transfer the disputed shares to the Claimants, which would commensurately reduce their respective shareholdings in us. The holdings of each of Messrs. Moukas, Kaskavelis and Scouloudis reflected in the table above include the shares subject to the decision.

(4)
Includes 536,491shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013, granted under our Share Incentive Plan. Also includes 19,646 shares subject to vesting within 60 days of March 28, 2013.

(5)
Includes 137,148 shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013, granted under our Share Incentive Plan. Also includes 9,375 deferred shares subject to vesting within 60 days of March 28, 2013.

(6)
Includes 401,847 shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013, granted under our Share Incentive Plan. Also includes 14,735 deferred shares subject to vesting within 60 days of March 28, 2013.

(7)
Includes 171,745 shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013, granted under our Share Incentive Plan.

(8)
Includes 360,538 shares subject to currently exercisable options or options vesting within 60 days of March 28, 2013, granted under our Share Incentive Plan. Also includes 13,507 deferred shares subject to vesting within 60 days of March 28, 2013.

(9)
Includes 15,000 shares held by the D W Mann Children's Trust 1983.

(10)
Includes 236,100 shares held by Sylvina Capital L.P., a Delaware limited partnership (Sylvina). Mr. Potamianos is a general partner of Sylvina and as such, has shared voting and investment control over the shares held by Sylvina. Mr. Potamianos disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

 Executive Compensation and Other Matters

Named Executive Officers

        This section explains our executive compensation program as it relates to the following "named executive officers" whose compensation information is presented in the tables following this discussion in accordance with the SEC Rules:

Alex Moukas	Chief Executive Officer
Chris Kaskavelis	Chief Operating Officer*
Wilson W. Cheung	Chief Financial Officer*
Sally J. Rau	Chief Administrative Officer, General Counsel and Corporate Secretary
Menelaos Scouloudis	Chief Commercial Officer

*
Mr. Kaskavelis left the Company as of March 28, 2013, and Mr. Cheung as of April 30, 2013.

Executive Officer Compensation and Employment Agreements

        The Remuneration Committee approved the following total annual compensation payable to the executive officers for the year ended December 31, 2012:

Name	Aggregate Dollar Value
Alex Moukas	$2,700,000
Wilson W. Cheung	1,000,000
Chris Kaskavelis	1,900,000
Sally J. Rau	1,250,000
Menelaos Scouloudis	1,600,000

        The total annual compensation was paid to each executive officer as follows: 45% as annual compensation and 55% as long term compensation. The annual compensation was paid to Mr. Cheung and Ms. Rau as $300,000 in cash and the remainder in deferred shares, and to Messrs. Moukas, Kaskavelis and Scouloudis in deferred shares. Such deferred share awards vested in equal monthly tranches until vested in full on December 31, 2012. All long term compensation was paid in equity awards, with 50% payable as share options and 50% as deferred share awards, with vesting of each such option and deferred share award being in four annual installments of 25% on the anniversary of the date of grant. As the value of the equity awards is determined as of the date of grant, the values in the Summary Compensation Table below may differ slightly from the table above based on the share price as of the date of the award.

        Mr. Ross joined as Chief Financial Officer in January 2013 and Ms. Baker joined as Chief Operating Officer in an interim role in April 2013 and in a permanent role in May 2013.

 Summary Compensation Table

        The following table sets forth information regarding the compensation to our named executive officers for the fiscal year ended December 31, 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Alex Moukas,	2010	1	—	383,495	1,843,092	33,190	2,259,778
Chief Executive Officer	2011	1	—	1,504,976	579,034	34,828	2,118,839
	2012	1	—	2,299,720	356,566	34,828	2,691,115
Wilson W. Cheung,(4)	2010	300,000	—	219,199	441,223	—	960,422
Chief Financial Officer	2011	300,000	—	340,875	236,880	—	877,755
	2012	300,000	—	562,949	135,593	—	998,542
Chris Kaskavelis,(5)	2010	1	—	287,622	1,387,258	33,190	1,708,071
Chief Operating Officer	2011	1	—	1,084,312	421,114	34,828	1,540,255
	2012	1	—	1,609,733	248,088	34,828	1,892,650
Sally J. Rau,(6)	2010	118,269	—	585,625	1,243,119	—	1,947,013
Chief Administrative Officer,	2011	300,000	—	481,088	289,520	—	1,070,608
General Counsel & Corporate	2012	300,000	—	778,118	169,494	—	1,247,612
Secretary
Menelaos Scouloudis,	2010	1	—	263,657	1,248,609	21,241	1,533,508
Chief Marketing Officer	2011	1	—	955,698	368,480	22,290	1,346,469
	2012	1	—	1,359,977	210,372	22,290	1,592,640

(1)
Amounts reflect the aggregate grant date fair value of share awards computed in accordance with FASB ASC Topic 718 and are not necessarily an indication of any gains earned on previously granted equity awards.

(2)
Amounts reflect the aggregate grant date fair value of option awards, computed in accordance with FASB ASC Topic 718 and are not necessarily an indication of any gains earned on previously granted equity awards. The fair value of each option grant is estimated based on the fair market value on the date of grant and using the Black-Scholes-Merton option pricing model.

(3)
All other compensation consists of private medical insurance, life insurance, and for Mr. Moukas, Mr. Kaskavelis and Mr. Scouloudis, a car allowance.

(4)
Mr. Cheung commenced employment with Velti in September 2009. He stepped down as our CFO in January 2013

(5)
Mr. Kaskavelis stepped down as our chief operating officer in March 2013.

(6)
Ms. Rau commenced employment with Velti in August 2010.

Grants of Plan-Based Awards in 2012

        The following table provides information regarding the amount of equity awards granted in 2012 for each of the named executive officers. Our executive officers do not participate in an executive bonus plan.

Name	Grant Date(1)	All Other Share Awards: Number of Shares or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Share and Option Awards ($)(4)
Alex Moukas	2/24/2012	—	61,316	10.48	356,566
	2/24/2012	104,300	—	—	1,084,720
	2/24/2012	116,827	—	—	1,215,001
Wilson W. Cheung	2/24/2012	—	23,317	10.48	135,593
	2/24/2012	39,663	—	—	412,495
	2/24/2012	14,423	—	—	149,999
Chris Kaskavelis	2/24/2012	—	42,662	10.48	248,088
	2/24/2012	72,570	—	—	754,728
	2/24/2012	82,212	—	—	855,005
Sally J. Rau	2/24/2012	—	29,147	10.48	169,494
	2/24/2012	49,579	—	—	515,622
	2/24/2012	25,240	—	—	262,496
Menelaos Scouloudis	2/24/2012	—	36,176	10.48	210,372
	2/24/2012	61,536	—	—	639,974
	2/24/2012	69,231	—	—	720,002

(1)
Grant date equals the date approved by our Remuneration Committee.

(2)
A portion of the shares vest over one year in equal monthly tranches through December 31, 2012. The remaining shares vest over four years at the rate of 25% per year on the anniversary of the date of grant.

(3)
Share options vest over four years at the rate of 25% per year on the anniversary of the date of grant.

(4)
The aggregate grant date fair value is computed in accordance with FASB ASC Topic 718, and are not necessarily an indication of any gains accrued from previously granted equity awards. The fair value of each option grant is estimated based on the fair market value on the date of grant and using the Black-Scholes option pricing model. The fair value of each share award is measured based on the closing price of our ordinary shares on the date of grant.

Description of Plan-Based Awards

        All options and deferred share awards granted to the named executive officers in fiscal year 2012 were granted under the Velti Share Incentive Plan or the Velti 2009 U.S. Employee Share Incentive Plan and are governed by the terms and conditions of such plan and the applicable award agreements. Total annual compensation established for each named executive officer was divided 45% into annual compensation and 55% into long term compensation, with the cash portion payable to Mr. Cheung and Ms. Rau paid as annual compensation. All equity-based annual compensation was payable as deferred share units; long term compensation was comprised of an equal mix of share options that vest over four years and deferred share units that vest over four years. We believe the ratio of these awards offers an appropriate balance between a leveraged upside opportunity and a reliable level of income. A share option is the right to purchase shares of our shares at a fixed exercise price for a fixed period of time. Deferred share awards are restricted stock unit awards of our ordinary shares.

        Each named executive officer was awarded the following deferred share units as additional annual compensation, reflecting the reduced annual base salary cash compensation payable to each such named executive officer (but reflecting the cash compensation paid to Mr. Cheung and Ms. Rau), and accordingly the following deferred share awards vested in equal monthly amounts over the fiscal year ended December 31, 2012:

Name	Number of Deferred Shares Awarded Vesting Over One Year
Alex Moukas	116,827
Wilson W. Cheung	14,423
Christos Kaskavelis	82,212
Sally J. Rau	25,240
Menelaos Scouloudis	69,231

        The remaining deferred share awards, and all share options, granted during 2012 vest in equal annual amounts over four years on the anniversary of the date of grant:

Name	Deferred Shares	Share Options
Alex Moukas	104,300	61,316
Wilson W. Cheung	39,663	23,317
Christos Kaskavelis	72,570	42,662
Sally J. Rau	49,579	29,147
Menelaos Scouloudis	61,536	36,176

Outstanding Equity Awards at 2012 Fiscal Year-End

        The following table provides information on the current holdings of share options and unvested deferred share awards by our named executive officers at December 31, 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END 2012

	Option Awards					Share Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Shares That Have Not Vested (#)	Market Value of Shares or Units of Shares That Have Not Vested ($)(1)
Alex Moukas	65,000	—	4.95	5/13/2020	(2)
	276,498	276,497	4.95	5/13/2020	(2)
	20,708	62,121	12.10	3/18/2021	(3)
	—	61,316	10.48	2/24/2022	(4)
						180,096	810,432
Wilson W. Cheung	30,000	—	4.95	5/13/2020	(2)
	56,250	56,250	4.95	5/13/2020	(2)
	8,264	24,792	12.10	3/18/2021	(3)
	208	621	12.10	3/18/2021	(3)
	—	17,488	10.48	2/24/2022	(4)
	—	23,317	10.48	2/24/2022	(4)
						73,347	330,062
Chris Kaskavelis	50,000	—	4.95	5/13/2020	(2)
	207,374	207,373	4.95	5/13/2020	(2)
	15,060	45,179	12.10	3/18/2021	(3)
	—	42,662	10.48	2/24/2022	(4)
						128,587	578,642
Sally J. Rau	8,264	24,792	12.10	3/18/2021	(3)
	2,090	6,269	12.10	3/18/2021	(3)
	—	21,861	10.48	2/24/2022	(4)
	—	29,147	10.48	2/24/2022	(4)
	93,750	93,750	9.45	9/12/2020	(5)
	50,000	—	9.45	9/12/2020	(5)
						99,081	445,865
Menelaos Scouloudis	40,000	—	4.95	5/13/2020	(2)
	190,092	190,092	4.95	5/13/2020	(2)
	13,178	39,532	12.10	3/18/2021	(3)
	—	36,176	10.48	2/24/2022	(4)
						111,779	503,006

(1)
The market value of unvested shares is calculated by multiplying the number of unvested shares held by the applicable named executive officer by the closing price of our ordinary shares on December 31, 2012, which was $4.50.

(2)
The share options and deferred share awards vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was May 13, 2010.

(3)
The share options and deferred share awards vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was March 18, 2011.

(4)
The share options and deferred share awards vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was February 24, 2012.

(5)
The share options and deferred share awards vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was September 12, 2010.

Option Exercises and Shares Vested in Fiscal 2012

        The following table provides information for the named executive officers on share option exercises and sales of vested share options during the year ended December 31, 2012, including the number of shares acquired upon exercise and the value realized, before payment of any applicable withholding tax and broker commissions, and deferred share awards that vested during the same period.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2012

	Option Awards		Share Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Alex Moukas	—	—	148,642	1,273,046
Wilson W. Cheung	—	—	28,776	266,979
Chris Kaskavelis	—	—	105,797	907,977
Sally J. Rau	—	—	46,949	412,867
Menelaos Scouloudis	—	—	90,482	778,512

Termination Benefits

        If employment of any of our executive officers is terminated without cause or should such executive officer voluntarily terminate his or her employment for good reason, such executive officer is entitled to severance comprising continuing salary equal to nine months. In addition, such executive officer is entitled to continued health benefits under COBRA or similar provision for the severance term. In the event of a change of control, vesting of 50% of such executive officer's then outstanding unvested equity awards accelerates as of the effective date of the change of control. If such executive officer's employment is terminated without cause within 18 months following a change of control, such executive officer is entitled to receive severance equal to 12 months continuing salary, vesting of all then outstanding unvested equity awards and continuation of health benefits under COBRA or similar provision for the severance term.

EQUITY COMPENSATION PLAN INFORMATION

        Our directors, executive officers and employees are eligible to receive equity incentives or participate in our equity incentive plan. The following describes our equity incentive plan in which many of our directors, executive officers and employees participate.

Share Incentive Plan (the "General Share Incentive Plan")

        General.    The purpose of the General Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding our employees and employee directors. The General Share Incentive Plan allows for the award of: (i) share options, (ii) deferred share awards, (iii) conditional share awards and (iv) share appreciation rights. All awards under the General Share Incentive Plan are granted in our ordinary shares. Awards are not assignable or otherwise transferable, except in the case of the death of a participant, in which case the personal representatives of the participant may exercise the award within 12 months of the date of the participant's death.

        Eligible Participants.    Only our employees and employee directors, and employees and employee directors of our affiliates (other than our joint ventures or entities in which we have a non-controlling stake), are eligible to receive awards under the General Share Incentive Plan.

        Administration.    Our board of directors has delegated administration of the General Share Incentive Plan to our Remuneration Committee. Subject to the terms of the General Share Incentive Plan, our Remuneration Committee has broad discretion to select participants, determine the types, terms and conditions of awards, prescribe form award agreements, and make all other determinations that may be necessary or advisable for the administration of the General Share Incentive Plan.

        Plan Limits.    The maximum number of shares which may be issued in aggregate under all of our share incentive plans must not exceed 15% of our outstanding ordinary share capital on the date of grant, less all equity awards made in the prior three years pursuant to such share incentive plans that have not yet vested or that are subject to share options that have not yet been exercised. We currently maintain three share incentive plans, all of which are subject to this overall award limitation: the General Share Incentive Plan, the 2009 U.S. Employee Share Incentive Plan (the U.S. Employee Share Incentive Plan) and the 2009 U.S. Non-Employee Share Incentive Plan (the U.S. Non-Employee Share Incentive Plan).

        Share Options.    A share option is a contractual right that entitles a participant to purchase up to a stated number of our ordinary shares at a stated price, or the exercise price, that is determined on the date the share option is granted by reference to the average closing price of our shares in the 14 days prior to the date of grant; provided, however, the exercise price must be no less than the nominal (par) value of the shares.

        Share Appreciation Rights.    A share appreciation right is an option to acquire the number of shares that is equal in value to the difference between the fair market value of the shares at the date of exercise less the award price (normally the fair market value of the shares on the date the share appreciation right is granted).

        Conditional Share Awards.    Under a conditional share award, shares are issued or transferred to a participant, and such shares are forfeitable in the event the participant ceases employment (or other service) within a specified period and/or they may be subject to other forfeitable restrictions. In addition, these conditional shares shall be forfeitable if they become incapable of vesting. Conditional shares are awarded to a participant at no cost, except in the case of an award satisfied by the issue of shares directly to the participant, in which case the amount payable for the shares is no less than their nominal (par) value. Under certain circumstances, we may pay an additional bonus to the participant equal to the nominal (par) value of the shares to be acquired, which bonus will be used to pay for the shares. This sum will be "grossed-up" so that the participant is paid an amount which covers any income tax or social security contributions that are payable in respect of the bonus.

        Deferred Share Awards.    Under a deferred share award, shares are issued to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are issued to the participant upon payment of a subscription price equal to the nominal (par) value of the shares. The relevant award agreement may grant the participant a right to receive (in cash or shares) an amount equivalent to any cash dividends paid during the vesting period upon the award vesting.

        Grant of Awards.    Awards may only be granted: (i) within 42 days immediately following the date when the General Share Incentive Plan was adopted or the announcement of our final or interim results in respect of any financial year, (ii) within 14 days immediately following a participant becoming an eligible employee or (iii) on any day on which our board of directors resolves that exceptional circumstances exist which justify the grant of an award. No award can be granted later than April 26, 2016, or in circumstances which would breach our share dealing code, or constitute market abuse.

        Vesting of Awards.    An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. We can specify any performance targets which must be met before the award can vest, and such performance targets can be waived or amended if the Remuneration Committee reasonably concludes that a different performance target would be a fairer measure of performance and the new performance target is not more difficult to achieve than the old performance target. Share options and share appreciation rights can be exercised to the extent that they have vested. Deferred share awards and conditional share awards do not need to be exercised. If a participant ceases to be an employee or director for "good leaver" reasons, including death, injury, disability, retirement, redundancy or (at our sole discretion) any other reason other than dismissal for cause, we have discretion to permit unvested awards to vest in whole or in part.

        Lapse of Awards.    Awards lapse on the earliest of: (i) the tenth anniversary of the date of the award, or (ii) following a corporate transaction of one of the types described below, (iii) when the participant ceases to be an employee because of dismissal for cause, (iv) in respect of vested share options and share appreciation rights, six months following cessation of employment for one of the "good leaver" reasons other than death (unless we exercise discretion to permit these awards to remain exercisable for a longer period), (v) in respect of vested share options and share appreciation rights, one year following the participant's death, (vi) in respect of conditional share awards or deferred share awards, on cessation of employment (unless we exercise discretion to permit accelerated or continued vesting) or (vii) on our winding-up.

        Takeovers, Reconstructions, Liquidation and Variation of Share Capital.    If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (i) six months after a general offer to acquire shares becomes wholly unconditional, (ii) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (c) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (iii) one month after the passing of a resolution for our winding-up by way of summary winding-up. Any unvested awards which do not vest during the specified period are deemed to vest at the time of the corporate transaction on a pro rata basis unless we exercise discretion to permit them to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that the participants will be granted new rights in substitution for their existing rights, provided that the new rights are no less valuable overall than the prior rights. If there is any variation in our share capital, awards will be adjusted in such manner as our board of directors considers appropriate.

        Amendment.    Our board of directors may alter the rules of the General Share Incentive Plan from time to time, except that no alteration or addition may be made to the advantage of participants without the approval of our shareholders unless it is a minor amendment to benefit the administration of the General Share Incentive Plan. Additionally, no amendment can be made which would adversely affect the rights of participants without their consent.

        U.S. Federal Income Tax Consequences of Awards.    U.S. participants only receive deferred share awards under the General Share Incentive Plan. Deferred share awards are generally subject to taxation at the time of payment in the amount of the fair market value of the shares issued at that time, and we generally are entitled to take a corresponding deduction at the same time.

U.S. Employee Share Incentive Plan

        General.    The purpose of the U.S. Employee Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees. The U.S. Employee Share Incentive Plan allows for the award of: (i) incentive share options, (ii) non-qualified share options, (iii) restricted share awards, (iv) unrestricted share award and (v) deferred share awards. All awards under the U.S. Employee Share Incentive Plan are granted in our ordinary shares. Share options are generally not assignable or otherwise transferable, other than in the event of the participant's death. However, our board of directors may in certain cases permit a non-qualified share option to be transferred to a member of a participant's family, family trust, or an entity solely owned by the participant's family members.

        Eligible Participants.    Only our employees, and employees of our affiliates, are eligible to receive awards under the U.S. Employee Share Incentive Plan.

        Administration.    Our board of directors has delegated administration of the U.S. Employee Share Incentive Plan to our Remuneration Committee. Subject to the terms of the U.S. Employee Share Incentive Plan, we have broad discretion to select participants, determine the types, terms and conditions of awards, prescribe award agreements, and make all other determinations that may be necessary or advisable for the administration of the U.S. Employee Share Incentive Plan.

        Plan Limits.    The maximum number of shares which may be issued pursuant to awards made under the U.S. Employee Share Incentive Plan is 5,250,000 shares. In addition, the maximum number of shares which may be issued in aggregate under all of our share incentive plans must not exceed 15% of our outstanding ordinary share capital on the date of grant, less all equity awards made in the prior three years pursuant to such share incentive plans that have not yet vested or that are subject to share options that have not yet been exercised.

        Share Options.    A share option is a contractual right that entitles a participant to purchase up to a stated number of ordinary shares at a stated price, or exercise price, that is determined on the date the share option is granted. Incentive share options, or ISOs, are intended to receive beneficial tax treatment, subject to satisfying all ISO qualifying criteria. ISOs must be granted with an exercise price at least equal to the fair market value of the shares on the date of grant; provided, however, for ISOs granted to owners of more than 10% of the combined voting power of our shares (or that of our parent or subsidiary corporations), the exercise price must be at least 110% of such share price. In addition, ISOs must expire no later than ten years following the date of grant, provided, however, for ISOs granted to owners of more than 10% of the combined voting power of our shares (or that of our parent or subsidiary corporations), the expiration of an ISO must be no later than five years following the date of grant. A share option generally terminates earlier than the stated expiration date in connection with the termination of the participant's employment. In no event shall the exercise price of any share option be less than the nominal (par) value of the ordinary shares. Non-qualified share options, or NQOs, are share options granted pursuant to the U.S. Employee Share Incentive Plan which do not qualify as ISOs. The aggregate fair market value as of the date of grant of the shares with respect to which ISOs may become exercisable for the first time by an employee in any calendar year may not exceed $100,000, and any excess shall be treated as NQOs.

        Share Awards.    Under a restricted share award, also known as a deferred share award, shares are issued or transferred to a participant, subject to such restrictions and conditions as we may impose, such as conditions based on continued employment and/or achievement of pre-established performance goals and objectives, and failure to satisfy such conditions shall result in the forfeiture of such shares. Subject to the foregoing, holders of restricted shares shall have all of the rights associated with being one of our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.

        Deferred Share Awards.    Under a deferred share award, shares are issued to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are issued directly to the participant upon payment of a subscription price equal to the nominal (par) value of the shares. The relevant award agreement may grant the participant a right to (in cash or shares) an amount equivalent to any cash dividends paid during the vesting period upon the award vesting.

        Vesting of Awards.    An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. Share options can be exercised to the extent that they have vested. In our sole discretion, we may accelerate the vesting of any awards if circumstances arise for which we decide that accelerated vesting is appropriate.

        Takeovers, Reconstructions, Liquidation and Variation of Share Capital.    If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (i) six months after a general offer to acquire shares becomes wholly unconditional, (ii) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (iii) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (iv) one month after the passing of a resolution for our winding-up by way of summary winding-up. We have the discretion to permit any unvested awards which do not vest during the specified period to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that existing awards will be assumed or substituted for rights in an acquiring company (if applicable), with such adjustment as we consider appropriate, or settled in cash, as our board of directors shall determine. If there are any capitalization changes in our shares, awards will be adjusted in such manner as our board of directors considers appropriate.

        Lapse of Awards.    Once any portion of an option becomes vested and exercisable, it generally shall continue to be exercisable by the grantee or his or her representatives and legatees at any time or times prior to the earliest of (1) the date which is (i) twelve months following the date on which the grantee's service terminates due to death or disability or (ii) three months following the date on which the grantee's service terminates if the termination is due to any other reason, or (2) the expiration date set forth in the option agreement, following which, to the extent that it has not been exercised, the option shall lapse, unless the grantee's employment is terminated for cause, in which case the option shall terminate immediately and be null and void upon the date of termination.

        Amendment and Termination.    Our board of directors may amend or terminate the U.S. Employee Share Incentive Plan or any individual award at any time, except that no action can adversely affect an outstanding award without the holder's consent unless: (a) required to ensure that a share option is treated as an ISO or (ii) to comply with applicable law. Additionally, none of the following amendments may be made without the approval of our shareholders: (a) an increase in the maximum share limits, (b) a modification for which shareholder approval is required by law or (c) an alteration of the class of employees eligible to receive ISOs. The U.S. Employee Share Incentive Plan shall continue in effect until the earliest of: (x) ten years after its adoption by our board of directors, (y) its termination by our board of directors or (z) the date on which all of the shares available for issuance under the U.S. Employee Share Incentive Plan have been issued and all restrictions on such shares under the terms of the U.S. Employee Share Incentive Plan and the applicable award agreements have lapsed.

        U.S. Federal Income Tax Consequences of Options.    Participants generally do not recognize taxable income upon grant of a share option. With respect to exercising NQOs, we are generally entitled to deduct, and the participant generally recognizes taxable income in, an amount equal to the excess (if any) between the fair market value of the shares at the time of exercise and the exercise price. With respect to exercising ISOs, if the underlying shares are held for a minimum of two years from the date of grant and one year from the date of exercise, the participant will not recognize taxable income at the time of exercise. However, the excess (if any) of the fair market value of the shares received at exercise over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. Further, if shares acquired upon the exercise of an ISO are held for the holding periods referenced above, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the shares will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. On the other hand, if the applicable ISO holding period requirements are not met, the ISO will be treated as an NQO, and such share option shall generally have the same tax consequences as described for NQOs above.

        U.S. Federal Income Tax Consequences of Awards other than Options.    A restricted share award subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid for the restricted shares, if any, only at the time the restrictions lapse (unless the participant elects to accelerate income recognition as of the date of grant by timely filing an election under Section 83(b) of the Internal Revenue Code). Unrestricted share awards are generally subject to taxation at the time of payment, and we generally are entitled to take a corresponding deduction at the same time.

U.S. Non-Employee Share Incentive Plan

        General.    The purpose of the U.S. Non-Employee Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding high-quality non-employee directors and consultants. The U.S. Non-Employee Share Incentive Plan allows for the award of: (i) share options, (ii) restricted share awards (iii) unrestricted share awards and (iv) deferred share awards. All awards under the U.S. Non-Employee Share Incentive Plan are granted in our ordinary shares. Share options are generally not assignable or otherwise transferable, other than in the event of the participant's death. However, our board of directors may in certain cases permit a share option to be transferred to a member of a participant's family, family trust or an entity solely owned by the participant's family members.

        Eligible Participants.    Only our non-employee directors and consultants, and non-employee directors and consultants of our affiliates, are eligible to receive awards under the U.S. Non-Employee Share Incentive Plan.

        Administration.    Our board of directors has delegated administration of the U.S. Non-Employee Share Incentive Plan to our Remuneration Committee. Subject to the terms of the U.S. Non-Employee Share Incentive Plan, we have broad discretion to select participants, determine the types, terms and conditions of awards, prescribe award agreements, and make all other determinations that may be necessary or advisable for the administration of the U.S. Non-Employee Share Incentive Plan.

        Plan Limits.    The maximum number of shares which may be issued pursuant to awards made under the U.S. Employee Share Incentive Plan is 750,000 shares. In addition, maximum number of shares which may be issued in aggregate under all of our share incentive plans must not exceed 15% of our outstanding ordinary share capital on the date of grant, less all equity awards made in the prior three years pursuant to such share incentive plans that have not yet vested or that are subject to share options that have not yet been exercised.

        Share Options.    A share option is a contractual right that entitles a participant to subscribe for a stated number of ordinary shares at a stated price, or the exercise price, that is determined on the date the share option is granted. A share option generally terminates earlier than the stated expiration date in connection with the termination of the participant's service relationship with us. In no event shall the exercise price of any share option be less than the nominal (par) value of the ordinary shares.

        Share Awards.    Under a restricted share award, also known as a deferred share award, shares are issued to a participant, subject to such restrictions and conditions as we may impose, such as conditions based on continued employment and/or achievement of pre-established performance goals and objectives, and failure to satisfy such conditions shall result in the forfeiture of such shares. Subject to the foregoing, holders of restricted shares shall have all of the rights associated with being one of our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.

        Deferred Share Awards.    Under a deferred share award, shares are issued to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are issued directly to the participant upon payment of a subscription price equal to the nominal (par) value of the shares. The relevant award agreement may grant the participant a right to receive (in cash or shares) an amount equivalent to any cash dividends paid during the vesting period upon award vesting.

        Vesting of Awards.    An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. Share options can be exercised to the extent that they have vested. In our sole discretion, we may accelerate the vesting of any awards if circumstances arise for which we decide that accelerated vesting is appropriate.

        Takeovers, Reconstructions, Liquidation and Variation of Share Capital.    If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (i) six months after a general offer to acquire shares becomes wholly unconditional, (ii) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (iii) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (iv) one month after the passing of a resolution for our winding-up by way of summary winding-up. We have the discretion to permit any unvested awards which do not vest during the specified period to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that existing awards will be assumed or substituted for rights in an acquiring company (if applicable), with such adjustment as we consider appropriate, or settled in cash, as our board of directors shall determine. If there are any capitalization changes in our shares, awards will be adjusted in such manner as our board of directors considers appropriate.

        Amendment and Termination.    Our board of directors may amend or terminate the U.S. Non-Employee Share Incentive Plan or any individual award at any time, except that no action can adversely affect an outstanding award without the holder's consent unless to comply with applicable law. The U.S. Non-Employee Share Incentive Plan shall continue in effect until the earliest of: (i) ten years after its adoption by our board of directors, (ii) its termination by our board of directors or (iii) the date on which all of the shares available for issuance under the U.S. Non-Employee Share Incentive Plan have been issued and all restrictions on such shares under the terms of the U.S. Non-Employee Share Incentive Plan and the applicable award agreements have lapsed.

        U.S. Federal Income Tax Consequences of Awards.    Participants generally do not recognize taxable income upon grant of a share option. With respect to exercising a share option, we are generally entitled to deduct, and the participant generally recognizes taxable income in, an amount equal to the excess (if any) between the fair market value of the shares at the time of exercise and the exercise price. A restricted share award subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid for the restricted shares, if any, only at the time the restrictions lapse (unless the participant elects to accelerate income recognition as of the date of grant by timely filing an election under Section 83(b) of the Internal Revenue Code). Unrestricted share awards are generally subject to taxation at the time of payment, and we generally are entitled to take a corresponding deduction at the same time.

Certain Proxy Logistical Matters

        It is proposed that all substantive resolutions at the AGM will be decided by a poll. We believe that this is a more transparent and equitable method of voting as shareholder votes are to be counted according to the number of shares held ensuring an exact and definitive result. It is intended that, in accordance with article 104 of our Articles of Association, the chairman of the AGM will demand a poll on each of the substantive resolutions at the beginning of the AGM. Any procedural resolutions will be decided on a show of hands unless a poll is demanded.

        We, pursuant to the Companies (Uncertificated Securities) (Jersey) Order 1999, specify that only those persons entered on the register of members of the Company as at 2:00 pm local time in St. Helier, Jersey, Channel Islands on 29 July 2013 (the "Specified Time") shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after the Specified Time shall be disregarded in determining the rights of any person to attend or vote at the AGM. If the AGM is adjourned to a time not more than 48 hours after the Specified Time applicable to the original meeting, the Specified Time will also apply for the purposes of determining the entitlement of shareholders to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meting. If however, the AGM is adjourned for a longer period then, to be so entitled, shareholders must be entered on the Company's register of members as at the time which is 48 hours before the time fixed for the adjourned meeting.

        If you are a registered holder of our shares on our U.S. branch register (the "U.S. Register Shares") as at 11:59 pm Eastern Daylight Time on 24 May 2013 (the "U.S. Specified Time"), you will receive a U.S. proxy voting card. If you become a registered holder of U.S. Register Shares subsequent to the U.S. Specified Time but before 9:00 am Eastern Daylight Time on 29 July 2013, you may request a U.S. proxy voting card from us.

        For those who are a registered U.S. holder of U.S. Register Shares and have thus received a U.S. proxy card, all votes must be received in accordance with the instructions on the U.S. proxy card by no later than 9:00 am Eastern Daylight Time on 29 July 2013 (or 48 hours preceding the date and time for any adjourned meeting).

        If you hold beneficial interests in our shares held by Cede & Co., as nominee for the DTC (the "DTC Shares") as at the U.S. Specified Time, you will receive a separate voting instruction card from your broker or nominee through whom you hold your beneficial interests in the DTC Shares. If you did not hold beneficial interests in the DTC Shares as at the U.S. Specified Time, you will not be entitled to give voting instructions in respect of your beneficial interests. For those who hold beneficial interests in the DTC Shares, you must follow any procedures or directions prescribed by your broker or nominee for the purposes of submitting your voting instructions, otherwise your voting instructions may not be accepted by your broker or nominee. Your broker or nominee will submit your voting instructions according to your completed voting instruction card, and Cede & Co., the registered holder of the DTC Shares, or its appointed proxy, will vote the DTC Shares according to such voting instructions. Your voting instructions must be received by your broker or nominee in accordance with your voting instruction card by no later than 9:00 am Eastern Daylight Time on 29 July 2013.

        Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the AGM. A shareholder may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. The form of proxy, which must be used to make such appointment and give proxy instructions, accompanies this notice. To be valid the form of proxy must be received by post or (during normal business hours only) by hand by our registrars, Computershare Investor Services (Jersey) Limited, c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE,

United Kingdom, by no later than 9:00 am Eastern Daylight Time on 29 July 2013 (or 48 hours preceding the date and time for any adjourned meeting).

        In the case of a shareholder which is a body corporate, the form of proxy must be executed under its common seal or signed on its behalf by an officer, attorney or other person authorized to sign it.

        Any power of attorney or any other authority under which the form of proxy is signed (or a duly certified copy of such power or authority) must be included with the form of proxy.

        The return of a completed form of proxy, or any CREST Proxy Instruction (as described below) will not prevent a shareholder attending the AGM and voting in person if the shareholder wishes to do so.

        In the case of joint shareholders, the vote of the first named in our register of members who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders.

        CREST members may elect to utilize the CREST electronic proxy appointment service. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

        In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent, Computershare Investor Services PLC (ID 3RA50), by 9:00 am Eastern Daylight Time on 29 July 2013. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time no message received through the CREST network will be accepted and any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

        CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

        The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Article 34 of the Companies (Uncertified Securities) (Jersey) Order 1999.

        When two or more valid but differing proxy appointments are delivered or received in respect of the same share for use at the same meeting or poll, the one which is last delivered or received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share. If the Company is unable to determine which was last delivered or received, none of them shall be treated as valid in respect of that share.

        A shareholder which is a body corporate and which wishes to be represented at the AGM by a person with authority to speak and vote (a "corporate representative") must appoint such a person by resolution of its directors or other governing body. A corporate representative has the same powers on behalf of the body corporate he/she represents as that body corporate could exercise if it were an individual shareholder of the Company. Under Jersey law it is not possible for a body corporate to appoint more than one corporate representative.

        A copy of this Notice of Annual General Meeting and Proxy Statement can be found at www.edocumentview.com/VELT and will be available for inspection at our registered office from the date of this notice until the date of the AGM and at the AGM itself.

 REPORT OF THE REMUNERATION COMMITTEE

        The Remuneration Committee of the Board of directors has reviewed and discussed the disclosure of the compensation data set forth in this proxy with management. Based on such review and discussions, the Remuneration Committee recommended to the Board of Directors that such compensation data be included in this Notice of Annual Meeting of Shareholders and Proxy Statement.

        The material in this report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission, shall be deemed "furnished" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, as amended, and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, as a result of furnishing the disclosure in this manner.

  REMUNERATION COMMITTEE,

  David W. Mann, Chairman
  David C.D. Hobley
  Nicholas Negroponte

 REPORT OF THE AUDIT COMMITTEE

        The Audit Committee of the Board oversees the quality of the Company's financial statements and its financial reporting on behalf of the Board. Management has the primary responsibility for the financial statements, maintaining appropriate accounting and financial reporting principles and policies and the reporting process, including internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Company's independent registered public accounting firm is responsible for expressing opinions on the Company's annual financial statements and its internal control over financial reporting as of the end of the fiscal year. It is not the duty or responsibility of the Audit Committee or its members to conduct any type of auditing or accounting review or procedure, and each member of the Audit Committee relies on the integrity of those persons and organizations within and outside of the Company from whom the Audit Committee receives information and the accuracy of the financial and other information provided to the Audit Committee.

        The Audit Committee has discussed and reviewed with the Company's independent auditors all matters required to be discussed under Statement on Auditing Standards No. 61, Communication with Audit Committees, SEC rules and other professional standards. The Audit Committee has received from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Ethics and Independence Rule 3526 of the Public Company Accounting Oversight Board, "Communication with Audit Committee Concerning Independence," discussed with the independent auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the independent auditors' independence.

        The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the Company's independent auditors, with and without the Company's management present, to discuss the results of their audit of the Company's financial statements and its internal control over financial reporting as of the end of the fiscal year, the Company's internal audits and the overall quality of the Company's financial reporting. Additionally, the Audit Committee has discussed and reviewed with the Company's management the audited financial statements and management's report on internal control over financial reporting as of the end of the fiscal year.

        Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 20-F for the year ended December 31, 2012 for filing with the SEC. The Audit Committee and the Board have also recommended ratification of Baker Tilly Virchow Krause, LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

  AUDIT COMMITTEE,

  David C.D. Hobley, Chairman
  David W. Mann
  Phokion Potamianos

The foregoing Audit Committee Report shall not be deemed to be filed or incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such information by reference.